Exhibit 99.1

Itamar Medical to Report First Quarter Financial Results and Host Conference Call on Wednesday, May 19, 2021

CAESAREA, Israel, May 5, 2021 (GLOBE NEWSWIRE) -- Itamar Medical Ltd. (NASDAQ and TASE: ITMR), a leading medical device and digital health company focused on the integration of sleep apnea management into the cardiac patient care pathway, announced today that it will report its financial results for the first quarter 2021 before the U.S. market opens on Wednesday, May 19, 2021.

The Company will host a conference call that day at 8:00 a.m. Eastern Time, 3:00 p.m. Israel Time to review financial results and provide a corporate update. The call will be hosted by Gilad Glick, President and CEO, and Shy Basson, CFO.

To listen live via webcast, please visit https://edge.media-server.com/mmc/p/vemth6m6

To participate via phone, please use the following dial in information:

U.S. toll-free: 1-833-519-1272
International: 1-914-800-3844
Israel toll-free: 1-809-315-362

Conference ID: 9398218

Please log in approximately 10 minutes prior to the scheduled start time. The archived webcast will be available in the Events and Presentations section of the Company’s website for at least 60 days following the call.

About Itamar Medical Ltd.

Itamar Medical is a medical technology company focused on the development and commercialization of non-invasive medical devices and solutions to aid in the diagnosis of respiratory sleep disorders. Itamar Medical commercializes a digital healthcare platform to facilitate the continuum of care for effective sleep apnea management with a focus on the core sleep, cardiology and direct to consumer markets. Itamar Medical offers a Total Sleep Solution to help physicians provide comprehensive sleep apnea management in a variety of clinical environments to optimize patient care and reduce healthcare system costs. The Company’s key product, WatchPAT, is commercially available within major markets including the US, Japan, and Europe. Itamar Medical is a public company traded on the Nasdaq and on the Tel Aviv Stock Exchanges, and is based in Caesarea, Israel with U.S. headquarters based in Atlanta, GA. For additional information visit www.itamar-medical.com

Itamar Medical Investor Relations Contact (U.S.)

Leigh Salvo

Gilmartin Group

Phone: +1-415-937-5412

investors@itamar-medical.com